UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-3A-2/A

Statement by Holding Company Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Utility Holding Company Act of 1935

MGE Energy, Inc.
and
Madison Gas and Electric Company
(Name of Companies)

each hereby file with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information.

1. Name, state of organization, location, and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

MGE Energy, Inc. (MGE Energy) is a public utility holding company and was incorporated in Wisconsin on October 31, 2001. Its principal offices are located at 133 South Blair Street, Madison, Wisconsin 53703. On August 12, 2002, MGE Energy became the parent holding company of Madison Gas and Electric Company (MGE) as a result of the consummation of an exchange of MGE Energy common stock for MGE common stock. Following the share exchange, MGE transferred by dividend its outstanding equity interests of Central Wisconsin Development Corporation; MAGAEL, LLC; and three inactive subsidiaries (Mid America Technologies, Inc.; North Central Technologies, Inc.; and Wisconsin Resources Corporation) to MGE Energy. All business operations conducted by MGE immediately before the effective date of the share exchange continued to be conducted by MGE immediately after the effective date of the share exchange.

MGE Energy owns, directly or indirectly, an interest in the following entities:

Madison Gas and Electric Company

MGE Energy owns 100% of MGE. MGE is a public utility that generates and distributes electricity to nearly 134,000 customers in Dane County, Wisconsin (250 square miles) and purchases and distributes natural gas service to nearly 133,000 customers in seven south-central Wisconsin counties: Columbia, Crawford, Dane, Iowa, Juneau, Monroe, and Vernon (1,350 square miles). MGE was organized as a Wisconsin corporation in 1896. Its principal offices are located at 133 South Blair Street, Madison, Wisconsin 53703.

ATC Management Inc./American Transmission Company LLC

MGE owns approximately a 5% interest in American Transmission Company LLC (ATC), and has a seat on its Board of Directors. ATC is a Wisconsin corporation located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53188. MGE also has a 20% ownership interest in ATC Management Inc., a Wisconsin corporation, located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53188. ATC Management is the corporate manager of ATC and, as such, has full, complete, and exclusive discretion to exercise management control over the business of ATC.

Central Wisconsin Development Corporation

MGE Energy owns 100% of Central Wisconsin Development, a Wisconsin corporation headquartered in Madison, Wisconsin. Central Wisconsin Development assists new and expanding businesses throughout central Wisconsin by participating in planning, financing, property acquisition, joint ventures, and associated activities.

MAGAEL, LLC

MGE Energy owns 100% of MAGAEL, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MAGAEL holds title to property acquired by MGE for future utility plant expansion and nonutility property.

MGE Power LLC

MGE Energy owns 100% of MGE Power, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MGE Power was formed in 2002 for the purpose of owning real estate and new generating assets.

MGE Power West Campus, LLC

MGE Power owns 100% of MGE Power West Campus, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MGE Power West Campus was formed in 2003 for the purpose of owning the electric generating assets related to the West Campus Cogeneration Facility being constructed in Madison, Wisconsin.

MGE Power Elm Road, LLC

MGE Power owns 100% of MGE Power Elm Road, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MGE Power Elm Road was formed in 2003 for the purpose of owning new generating assets and is presently inactive.

MGE Construct LLC

MGE Energy owns 100% of MGE Construct, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MGE Construct was formed in 2002 for the purpose of providing construction services for building new generation assets, including the West Campus Cogeneration Facility in Madison, Wisconsin.

Mid America Technologies, Inc.

North Central Technologies, Inc.

Wisconsin Resources Corporation

MGE Energy owns 100% of each of the above inactive subsidiaries. Each entity is a Wisconsin corporation headquartered in Madison, Wisconsin.

2. Provide a brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

MGE Energy is a holding company and is not expected to directly own any facilities for generating or distributing electric energy or for producing or distributing natural or manufactured gas.

MGE's major electric distribution lines and substations in service at December 31, 2004 (all located in Wisconsin), are as follows:

	Miles
Distribution Lines	Overhead	Underground
69 kV	7	1
13.8 kV and under	950	947

Distribution	Substations	Installed Capacity (kVA)
69-13.8 kV	23	809,000
13.8-4 kV	32	308,000

On January 1, 2001, MGE transferred its electric transmission assets to ATC. In exchange for its transmission plant and related deferred taxes and deferred investment tax credits, MGE received approximately a 5% ownership interest in ATC. MGE receives a return on its investment in ATC that is approximately equal to the return it would have earned by retaining its transmission facilities. A small portion of the 69-kilovolt (kV) lines and substations has been classified as distribution assets.

MGE's net generating capability in service at December 31, 2004, was as follows:

Plants	Location	Fuel	Net Capability (MW)	No. of Units
Steam plants:
Columbia	Portage, WI	Low-sulfur coal	225 (1,2)	2
Blount	Madison, WI	Coal/gas	97	2
		Gas	39	2
		Coal/gas	22	1
		Gas/oil	35	4
Combustion turbines	Madison, WI Marinette, WI	Gas/oil	174	6
Portable generators	Madison, WI	Diesel	51	55
Wind turbines	Rosiere, WI	Wind	2	17
Total			645

1 Base-load generation

2 MGE's 22% share of two, 512-MW units located near Portage, Wisconsin. The other owners are Alliant Energy Corp., which operates Columbia, and Wisconsin Public Service Corporation.

MGE's gas facilities include 2,277 miles of distribution mains (all located in Wisconsin).

MGE supplied natural gas service to nearly 133,000 customers in the cities of Elroy, Madison, Middleton, Monona, Fitchburg, Lodi, Prairie du Chien, Verona, and Viroqua; 24 villages; and all or parts of 45 townships, all in Wisconsin.

MGE has physical interconnections with ANR Pipeline Co. (ANR) and Northern Natural Gas Co. (NNG). MGE's primary service territory, which includes Madison and the surrounding area, receives deliveries at one NNG and four ANR gate stations. Interconnections with two major pipelines provide competition in interstate pipeline service and a more reliable and economical gas supply mix, which includes gas from Canada and the United States mid-continent and Gulf/offshore regions.

3. Provide the following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

a. Number of kilowatt-hours (kWh) of electric energy sold (at retail or wholesale) and MCF of natural or manufactured gas distributed at retail.

By MGE Energy (excluding MGE): None

By MGE:
Retail kWh: 3,124,241,000
Wholesale kWh: 19,941,000
Retail therms: 221,612,000

b. Number of kWh of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

None.

c. Number of kWh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

By MGE Energy (excluding MGE): None

By MGE:
kWh: 13,351,000
therms: 36,647,000

d. Number of kWh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

By MGE Energy (excluding MGE): None

By MGE:
kWh: 1,011,809,000
therms: 223,321,000

4. Provide the following information for the reporting period with respect to claimant and each interest it holds, directly or indirectly, in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

a. Name, location, business address, and description of the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None.

b. Name of each system company that holds an interest in such EWG or foreign utility company, and description of the interest held.

None.

c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None.

d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None.

e. Identify any service, sales, or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

None.

MGE Energy, Inc.
Madison Gas and Electric Company

EXHIBIT A

The following financial statements of MGE Energy are submitted herewith:

- Consolidated Statement of Income for the year ended December 31, 2004
- Consolidated Balance Sheet for the year ended December 31, 2004

The following financial statements of MGE are submitted herewith:

- Consolidated Statement of Income for the year ended December 31, 2004
- Consolidated Balance Sheet for the year ended December 31, 2004

MGE Energy and Subsidiaries
Consolidated Statement of Income
(In thousands)

For the year ended December 31,	2004

Operating Revenues	$ 424,881

Operating Expenses:
Fuel for electric generation	43,553
Purchased power	52,052
Natural gas purchased	114,506
Other operations and maintenance	115,185
Depreciation and amortization	24,917
Other general taxes	12,715
Total Operating Expenses	362,928
Operating Income	61,953

Other income, net	3,977
Interest expense	(11,434)
Income before income taxes	54,496
Income Tax Provision	(20,656)
Net Income	$ 33,840

Earnings Per Share of Common Stock (basic and diluted)	$1.77

Dividends paid per share of common stock	$1.36

Average Shares Outstanding	19,119

MGE Energy and Subsidiaries
Consolidated Balance Sheet
(In thousands)
At December 31,	2004
ASSETS
Current Assets:
Cash and cash equivalents	$ 3,561
Restricted cash	876
Accounts receivable, less reserves of $2,755	34,130
Other accounts receivable	22,910
Unbilled revenues	24,880
Materials and supplies, at lower of average cost or market	9,107
Fossil fuel, at lower of average cost or market	5,523
Stored natural gas, at lower of average cost or market	21,712
Prepaid taxes	14,510
Other prepayments	5,029
Total Current Assets	142,238
Special billing projects	3,121
Regulatory assets	21,101
Deferred charges	16,077
Property, plant, and equipment, net	480,154
Construction work in progress	127,244
Total Property, Plant, and Equipment	607,398
Other property and investments	37,436
Total Assets	$ 827,371

LIABILITIES AND CAPITALIZATION
Current Liabilities:
Long-term debt due within one year	$ -
Short-term debt - commercial paper	53,275
Accounts payable	42,488
Accrued interest and taxes	3,101
Deferred income taxes	581
Other current liabilities	16,116
Total Current Liabilities	115,561

Other Credits:
Deferred income taxes	89,627
Investment tax credit - deferred	4,389
Regulatory liabilities	28,764
Accrued pension and other postretirement benefits	42,138
Other deferred liabilities	6,438
Total Other Credits	171,356

Capitalization:
Common shareholders' equity	338,197
Long-term debt	202,257
Total Capitalization	540,454

Commitments and contingencies	-

Total Liabilities and Capitalization	$ 827,371

Madison Gas and Electric Company
Consolidated Statement of Income
(In thousands)
For the year ended December 31,	2004

Operating Revenues:
Regulated electric revenues	$ 250,386
Regulated gas revenues	171,763
Total Operating Revenues	422,149

Operating Expenses:
Fuel for electric generation	43,553
Purchased power	52,052
Natural gas purchased	114,506
Other operations and maintenance	114,741
Depreciation and amortization	24,917
Other general taxes	12,713
Income tax provision	18,655
Total Operating Expenses	381,137
Net Operating Income	41,012

Other Income and Deductions:
AFUDC - equity funds	548
Equity in earnings in ATC	4,236
Income tax provision	(866)
Other deductions	(1,394)
Total Other Income and Deductions	2,524
Income before interest expense and cumulative effect of a change in accounting principle	43,536

Interest Expense:
Interest on long-term debt	11,062
Other interest	507
AFUDC - borrowed funds	(217)
Net Interest Expense	11,352
Net Income	$ 32,184

Madison Gas and Electric Company
Consolidated Balance Sheet
(In thousands)
At December 31,	2004
ASSETS
Utility Plant (At Original Cost, In Service):
Electric	$ 612,684
Gas	242,074
Gross plant in service	854,758
Less accumulated provision for depreciation	(374,604)
Net plant in service	480,154
Construction work in progress	127,272
Total Utility Plant	607,426
Other property and investments	3,202
Investment in ATC	32,542
Total Other Property and Investments	35,744
Current Assets:
Cash and cash equivalents	970
Restricted cash	876
Accounts receivable, less reserves of $2,755	34,122
Affiliate receivables	636
Other accounts receivable	16,410
Unbilled revenues	24,880
Materials and supplies, at lower of average cost or market	9,107
Fossil fuel, at lower of average cost or market	5,523
Stored natural gas, at lower of average cost or market	21,712
Prepaid taxes	15,383
Other prepayments	5,001
Total Current Assets	134,620
Special billing projects	3,121
Regulatory assets	21,101
Other deferred charges	16,064
Total Assets	$ 818,076
CAPITALIZATION AND LIABILITIES
Common stockholder equity	$ 287,830
Minority interest	40,377
Long-term debt	202,257
Total Capitalization	530,464
Current Liabilities:
Short-term debt - commercial paper	40,275
Accounts payable	37,754
Affiliate payables	19,350
Accrued interest and taxes	3,099
Accrued payroll - related items	7,439
Deferred income taxes	285
Other current liabilities	7,804
Total Current Liabilities	116,006
Other Credits:
Deferred income taxes	89,627
Investment tax credit - deferred	4,389
Regulatory liabilities	28,764
Accrued pension and other postretirement benefits	42,138
Other deferred liabilities	6,688
Total Other Credits	171,606
Commitments and Contingencies	-
Total Capitalization and Liabilities	$ 818,076

EXHIBIT B

Provide an organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

Not applicable.

The above-named claimants have caused this statement to be duly executed on their behalf by their authorized officer as of this 28th day of February, 2005.

MGE Energy, Inc.

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Madison Gas and Electric Company

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Jeffrey C. Newman
Vice President and Treasurer
MGE Energy, Inc.
Post Office Box 1231
Madison, Wisconsin 53701-1231